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January 11, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Draft Registration Statement on Form S-1

Confidentially Submitted October 30, 2023

CIK No. 0001996192

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 27, 2023 on the Company’s Draft Registration Statement on Form S-1 previously submitted on October 30, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

The Company has responded to the Staff’s comments by revising the Draft Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted October 30, 2023

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement to reflect that this offering is contingent upon the Nasdaq’s approval of the Company’s listing application.

Prospectus Summary, page 1

2.	We note your disclosure that you have established strategic “partnerships” with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. We also note your disclosure that as of June 30, 2023, you had “partnerships” with over 200 domestic ground transportation carriers, including almost all major U.S. domestic ground transportation carriers. Please revise to describe the nature of such partnerships.

The Company notes the Staff’s comment and respectfully advises the Staff that:

(i)	As of September 30, 2023, the Company had maintained in-depth connections with over 150 warehouse and distribution terminals. These warehouses and distribution terminals are on the Company’s list of service providers, in case the cross-border freight that the Company handles requires storage, fulfilment, transloading, palletizing, packaging or distribution in states other than Illinois, Texas and California, where the Company’s own regional warehousing and distribution centers are located.

(ii)	As of September 30, 2023, the Company had cooperated with over 200 domestic ground transportation carriers, which acted as the Company’s U.S. domestic ground transportation service providers, on a long-term, short-term or order basis, as the case may be.

In response to the Staff’s comment, and in order to clarify on the nature of the Company’s business relationships with these service providers, the Company has revised the disclosure throughout the Revised Draft Registration Statement accordingly.

Risk Factors

Our business is affected by rising inflation, page 23

3.	Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement accordingly.

4.	If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement accordingly.

The market price of our common stock may be volatile or may decline regardless of our operating performance, page 27

5.	We note your disclosure in this risk factor regarding the risk of price volatility. We also note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to address the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Draft Registration Statement accordingly.

Industry and Market Data, page 33

6.	We note your use of market and industry data here and throughout the prospectus are derived from industry sources such as McKinsey & Company, Spherical Insights & Consulting, Research & Markets, and Mordor Intelligence. Please revise to include the names and dates of these studies or reports. We also note you reference estimates compiled by these sources in your Business section. Please provide citations for this information. If any data in the registration statement relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please also file consents of such third parties pursuant to Rule 436 of the Securities Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 34, 57 and 63 of the Revised Draft Registration Statement to cite the relevant studies and/or reports.

The Company also respectfully advises the Staff that it has not commissioned any party to prepare or use any publications, surveys or reports, and as a result, no relevant consents need to be filed as exhibits to the Revised Draft Registration Statement.

Capitalization, page 36

7.	Disclose the basis for the cash and cash equivalents and capitalization presented in the pro forma column. Describe the pro forma effects reflected in this column, in comparison to the actual basis and pro forma, as adjusted basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Revenues, page 41

8.	We note you identify several underlying reasons for the material increase of revenues from 2022 to 2023. Please also quantify each of these underlying reasons. Refer to Item 303(b) of Regulation S-K, or Section III.D of SEC Release No. 33-6835 for guidance. In addition, discuss to the extent how changes in prices you charge your customers or changes in the volume of shipments contributed to the material increase of your revenues between years. Refer to Item 303(b)(2)(iii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 44, 46 and 47 of the Revised Draft Registration Statement accordingly.

Cost of Revenues, page 42

9.	Please explain what alliance costs are and tell us why these costs are appropriately included in the cost of revenues. In addition, quantify each of those underlying reasons you disclose for the material increase of cost of revenues. Refer to Item 303(b) of Regulation S-K, or Section III.D of SEC Release No. 33-6835 for guidance.

The Company notes the Staff’s comment and respectfully advises the Staff that alliance costs are costs related to the freight arrangement. In response to the Staff’s comment, the Company has also revised the disclosure on pages 44 and 48 of the Revised Draft Registration Statement accordingly.

Liquidity and Capital Resources, page 44

10.	We note as of June 30, 2023 you had a working capital deficit of $338,552. We also note you state that you believe that your current cash and cash flow from operations will be sufficient to meet your anticipated cash needs, including your cash needs for working capital for the next 12 months from the date of this prospectus. Considering you had cash for $174,018 as of June 30, 2023 and generated $63,475 from operating activities for the year ended June 30, 2023, please revise to provide robust analyses of your ability to generate and obtain adequate amounts of cash to meet the cash requirements in the short term and separately in the long-term. Refer to Item 303(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Revised Draft Registration Statement accordingly.

Cash Flows

Operating Activities, page 45

11.	Your discussion of the decrease in net cash provided by operating activities merely describes the items identified on the face of the consolidated statements of cash flows. Please revise your discussion of net cash provided by operating activities to address the underlying drivers for the material fluctuations between periods. Refer to the Section IV.B.1 of SEC Release No. 33-8350 for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Revised Draft Registration Statement accordingly.

Management, page 63

12.	We note that it appears that certain of your director nominees reside in China. Please revise to disclose any material risks relating to the difficulties in effecting service of legal process, enforcing judgments obtained in U.S. courts, and bringing claims against the company or its directors and officers.

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Revised Draft Registration Statement to disclose the risks relating to the difficulties in effecting service of legal process, enforcing judgments obtained in the U.S. courts, and bringing claims against certain of our director and officer nominees.

13.	We note your disclosure that Mr. Long (Leo) Yi will serve as your chief financial officer upon the effectiveness of your registration statement. We also note your disclosure that your director nominees will serve as members of your board of directors upon the effectiveness of your registration statement. Please reconcile such disclosure with your Signatures page, which appears to contemplate that each such party will sign the registration statement prior to effectiveness.

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Revised Draft Registration Statement accordingly.

Certain Relationships and Related Party Transactions, page 69

14.	Please disclose in this section the amounts due from related parties as of June 30, 2023. Similarly, please disclose the amounts payable to related parties as of such date. For example, we note your related disclosure on page F-24.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of the Revised Draft Registration Statement accordingly.

Principal Stockholders, page 71

15.	Please provide the information required by Item 403 of Regulation S-K as of the most recent practicable date. In that regard, we note that the table in this section provides information as of June 30, 2023.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement to update the relevant information to January 9, 2024.

Description of Capital Stock, page 73

16.	We note your disclosure that you are authorized to issue up to 200,000,000 shares of common stock. However, this does not appear to be consistent with your articles of incorporation filed as Exhibit 3.1. Please revise. In addition, we note that your articles of incorporation provide that seventy-five percent of the voting shares outstanding shall be required to amend, alter, change or repeal any provision contained in the articles of incorporation. Please disclose such provision in your prospectus, and included related risk factor disclosure. Similarly, please disclose in your prospectus the provisions in your bylaws relating to the removal of directors and the acquisition of a controlling interest.

The Company notes the Staff’s comment and respectfully advises the Staff that, on October 25, 2023, the Company amended its existing articles of incorporation by filing a Certificate of Change Pursuant to NRS 78.209 with the Nevada Secretary of State, according to which, the Company is authorized to issue up to 200,000,000 shares of common stock, par value $0.0001 per share. In response to the Staff’s comment, the Company is submitting such Certificate of Change Pursuant to NRS 78.209 as Exhibit 3.3 to the Revised Draft Registration Statement.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 31, 81, 82 and 83 of the Revised Draft Registration Statement accordingly.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page F-4

17.	We note from page F-14 the cost of revenue does not appear to include the depreciation expenses of your property plant and equipment. Please tell us how you believe the presentation of cost of revenues and gross profit is appropriate. Please refer to SAB Topic 11B.

The Company notes the Staff’s comment and respectfully advises the Staff that, the Company does not have a significant balance of property plant and equipment as of June 30, 2023 and 2022, and that majority of its property plant and equipment is not directly related to the activities to earn revenue. Instead, the Company leased its warehouses, warehouse machinery and equipment through multiple operating and financing lease arrangements. For the fiscal years ended June 30, 2023 and 2022 and the three months ended September 30, 2023 and 2022, the Company allocated $1,010,345, $1,054,626, $272,105 and $257,462 of lease-related costs to its cost of revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 48 of the Revised Draft Registration Statement to present a breakdown of the major components of its cost of revenues.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

18.	We note from page F-15 that before the Reorganization in August 2023, the Company has elected to be taxed as an S Corporation for federal and state income tax purposes. Please clarify where you present the undistributed earnings or losses from those periods being an S Corporation before the Reorganization. Please refer to SAB Topic 4B.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that, (i) the Company presented the undistributed earnings or losses from those periods being an S Corporation before the Reorganization in the retained earnings, and (ii) the Company transferred its accumulated retained earnings from retained earnings to additional paid-in capital as the original owners’ contribution to the capital of the Company upon the completion of the Reorganization and the termination of being a S Corporation as of September 23, 2023.

Regarding the above, the Company respectfully advises the Staff to refer to its condensed consolidated statements of changes in stockholders’ equity for the three months ended September 30, 2023 and 2022 on page F-33.

Notes to Financial Statements

Note 4 - Property and Equipment, Net, page F-18

19.	We note from your disclosures throughout the document that you operate three massive and hyper-busy regional warehousing and distribution centers in the U.S. and indicate these regional centers are self-owned. However, Note 4 to the consolidated financial statements does not show these regional centers are recorded on the balance sheets within Property, Plant and Equipment, rather these assets appear to be leased according to the disclosure in Note 5. Please clarify or revise accordingly.

The Company notes the Staff’s comment and respectfully clarifies to the Staff that, all of the Company’s three regional warehousing and distribution centers in the U.S. are leased. In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 55 of the Revised Draft Registration Statement accordingly.

Exhibits

20.	Please file all agreements required by Item 601(b)(10) of Regulation S-K. For example, please file your lease agreements described on page 55, or tell us why you do not believe that they are required to be filed.

In response to the Staff’s comment, the Company is submitting all of its current lease agreements, including the lease agreement for its corporate headquarters and regional warehousing and distribution center in Itasca, Illinois as well as the lease agreements for its regional warehousing and distribution centers in Corona, California and Southlake, Texas, as Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, to the Revised Draft Registration Statement.

General

21.	Please clarify the extent of your operations and any assets held in China or Hong Kong, and tell us whether the majority of your operations are in China or Hong Kong. For example, we note the following:

●	American Bear Logistics appears, from its website, to maintain at least one office in China;

●	At least two of the independent director nominees appear to be based in China;

●	You disclose that during the fiscal years ended June 30, 2022 and 2023, revenues generated from the China market accounted for approximately 34.3% and 43.0% of your revenues, respectively, and you disclose that you expect revenues from your customers in Asia, particularly China, to continue to increase; and

●	The registrant appears to own an interest in American Bear International Logistics (Wuhan) Corp.

The Company respectfully clarifies to the Staff that, during the fiscal years ended June 30, 2022 and 2023 and the three months ended September 30, 2023, the Company conducted substantially all of its operations in the U.S. and substantially all of its assets were held in the U.S., regardless of which, revenues generated from its customers based in Asia (primarily China) accounted for 34.3%, 43.0% and 40.8%, respectively, of the Company’s total revenues during the same periods.

The Company also respectfully advises the Staff that, to its knowledge, among the Company’s six directors and officers (including nominees), only Mr. Shuai Li, Mr. Long (Leo) Yi, and Ms. Zhengyi (Janice) Fang are Chinese nationals and only Ms. Fang resides in China for a significant portion of the time. The following table sets forth the country of residence and nationality of the Company’s directors and officers (including nominees).

Name	Position(s)	Country of Residence	Nationality
Mr. Henry Liu	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer	United States	United States
Mr. Shuai Li	Co-Founder, Director Nominee, President and Chief Operating Officer	United States (U.S. permanent resident)	China
Mr. Long (Leo) Yi	Chief Financial Officer Nominee	Canada (Canadian permanent resident)	China
Ms. Yiye Zhou	Independent Director Nominee	United States	United States
Ms. Zhengyi (Janice) Fang	Independent Director Nominee	China	China
Ms. Cynthia Vuong	Independent Director Nominee	United States	United States

In addition, the Company respectfully advises the Staff that, from July 2022 to August 2023, the Company held 51.0% of the equity interests in American Bear International Logistics (Wuhan) Co., Ltd. (“ABL Wuhan”) and thereby maintained a representative office in Wuhan, China, which had five employees only and operational activities limited to business development and brand promotion. In August 2023, the Company strategically shut down this representative office in Wuhan, China, upon disposing 31.0% of the equity interests that it held in ABL Wuhan. As of the date hereof, none of the Company’s operations were conducted in China or Hong Kong. The Company notes the Staff’s comment and has updated the information on its website to clarify that it no longer maintains any office in China.

***

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:

Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP